Table of Contents

Exhibit 4(u)

STOCK PURCHASE AGREEMENT

by and among

TELPART PARTICIPAÇÕES S.A.

and

VIVO PA RTICIPAÇÕES S.A .

Dated as of August 02, 2007

ii

STOCK PURCHASE AGREEMENT

     This STOCK PURCHASE AGREEMENT, dated as of August 02, 2007 (the "Effective Date"), is entered into by and among:

     (1) Telpart Participações S.A., a publicly-traded corporation (sociedade anônima de capital aberto) organized under the laws of Brazil, headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Laura Muller, 116, Suite 4102, CEP 22290-160, enrolled in the National Registry of Legal Entities ("CNPJ") under no. 04.572.834/0001 -22 ("Seller");

     (2) VIVO Participaçöes S.A., a publicly-traded corporation (sociedade anônima de capital aberto) organized under the laws of Brazil, headquartered in the City of São Paulo, State of São Paulo, at Avenida Roque Petroni Jr, 1464, Morumbi, enrolled in the CNPJ under no. 02.558.074/0001 -73 ("Purchaser" and, collectively with Seller, the "Parties");

and, as intervening and consenting parties;

     (3) Telemig Celular Participações S.A., a publicly-traded corporation (sociedade anônima de capital aberto) organized under the laws of Brazil, headquartered in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, enrolled in the CNPJ under no. 02.558.118/0001 -65 ("Telemig Holding");

     (4) Tele Norte Celular Participações S.A., a publicly-traded corporation (sociedade anônima de capital aberto) organized under the laws of Brazil, headquartered in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, enrolled in the CNPJ under no. 02.558.154/0001 -29 ("Amazônia Holding" and, collectively with Telemig Holding, the "Holding Companies");

WHEREAS:

A. Seller owns the Target Shares and is the beneficial owner of the Subscription Rights;

B. Telemig Holding owns the Telemig Shares and Amazônia Holding owns the Amazônia Shares (the Telemig Shares, the Amazônia Shares and the Target Shares shall be jointly referred to as the "Telemig/Amazônia Shares");

C. Seller desires to sell and assign to Purchaser, and Purchaser desires to purchase Stock Purchase Agreement by and among Telpart Participações S.A. and Vivo Participações S.A. and acquire from Seller, the Target Shares and the Subscription Rights for the purchase price and under the terms and conditions set forth in this Agreement;

D. Seller has obtained the corporate authorizations to the execution of this Agreement attached hereto as Schedule 3.2.(B);

E. The Board of Directors of the Purchaser has authorized the execution of this Agreement and referendum of the general shareholders meeting;

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants, conditions and agreements hereinafter set forth, the Parties agree as follows:

ARTICLE I

DEFINITIONS

     Section 1.1. In addition to other terms defined herein, the following terms shall have the meanings set forth or referenced below:

     "Affiliate" means, with respect to any Person, any other Person that, directly or indirectly, alone or through one or more intermediaries, controls, is controlled by or is under common control with that Person. For purposes of this definition, "control" (including the terms "controlling" and "controlled") means the power to elect a majority of the management and/or to direct or cause the direction of the management and policies of a Person, directly or indirectly, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

     "Agreement" means this Stock Purchase Agreement and all Annexes and Schedules hereto, as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

     "Amazônia" means Amazônia Celular S.A., a publicly-traded corporation (sociedade anônima de capital aberto) organized under the laws of Brazil, headquartered in the City of Belém, State of Pará, at Travessa Rui Barbosa, 931, enrolled in the CNPJ under no. 02.340.278/0001 -33, which provides cellular telecommunications services (Serviço Móvel Pessoal or "SMP") in the States of Pará, Amazonas, Maranhão, Amapá and Roraima.

"Amazônia Holding" shall have the meaning set forth in the preamble hereto.

     "Amazônia Holding Shares" means Seller's total ownership interests in Amazônia Holding, corresponding to 19.34% of the total capital of the company, consisting of (i) 64,633,961,594 (sixty four billion, six hundred and thirty three million, nine hundred and sixty one thousand and five hundred and ninety four) shares of common stock representing 51.86% of the total voting capital of the company; and (ii) 185,778,351 (one hundred and eighty five million, seven hundred and seventy eight thousand' and three hundred and fifty one) shares of preferred stock representing 0.09% of the preferred capital of the company as of June 15, 2007.

     "Amazônia Minimum Targets" means the figures for Amazônia Holding and/or Amazônia Subscribers, Amazônia Twelve Month Accumulated Net Services Revenue, Net Cash or Net Debt, as applicable, provided for in Annex C.

     "Amazônia Shares" means Amazônia Holding's total ownership interests in Amazônia corresponding to 74.96% of the total capital of the company, consisting of (i) 5,098,286,969 (five billion, ninety eight million, two hundred and eighty six thousand and nine hundred and sixty nine) shares of common stock which represent 89.79% of the total common shares of the company and (ii) 5,935,414,562 (five billion, nine hundred and thirty five million, four hundred and fourteen thousand and five hundred and sixty two) class "E" shares of preferred stock representing 65.64 % of the preferred shares of the company as of June 15, 2007.

     "Amazônia Twelve Month Accumulated Net Service Revenue" means, as of a relevant date, the accumulated and consolidated figure of revenues obtained by Amazônia Holding during the twelve prior full natural months, calculated applying the same methods and principles followed to calculate the "Service Revenue - NET" figure in the Base Financial Statements.

     "ANATEL" means the Agência Nacional de Telecomunicações.

     "Base Financial Statements" means the quarterly financial statements of the Telemig/Amazônia Companies dated as of March 31, 2007, prepared in accordance with the Brazilian GAAP, revised by auditors and filed with the CVM within the quarterly information report (Relatório de Informações Trimestrais – ITR), containing balance sheet and the related statement of the net worth, results, statement of operations and cash flows together with all related notes thereto and accompanied by the reports thereon by the independent auditors of the Telemig/Amazônia Companies, a copy of which is attached hereto as Annex A.

     "Brazilian Antitrust Authorities" means the Conselho Administrativo de Defesa Econômica, the Secretaria de Direito Econômico and/or the Secretaria de Acompanhamento Econômico, or its succeeding Governmental Authorities.

     "Brazilian GAAP" means the accounting principles generally accepted in Brazil.

     "Business Day" means any day, other than a Saturday or Sunday, on which commercial banks and foreign exchange markets are open for business in São Paulo, Brazil.

     "Cash" means, as of the relevant date, and with respect to any Person, cash and cash equivalents and marketable securities calculated in accordance with Brazilian GAAP.

     "CDI Rate" means the average daily rate offered for Extra-Group Overnight Interbank Deposits, calculated and released daily by Central de Custódia e Liquidação Financeira de Títulos – CETIP and capitalized on an annual basis (for a 252-business-day year), or, in case of temporary unavailability or discontinuance thereof, another National Financial System benchmark rate replacing it, as agreed upon by the Parties.

     "Consents" means any consent, authorization and approval of a Governmental Authority or any other Person necessary to authorize, approve or permit the Parties hereto to consummate the Transactions.

     "Contingent Assets" means the contingent assets of the Telemig/Amazônia Companies indicated in Annex B to this Agreement.

     "CVM" means the Comissão de Valores Mobiliários - CVM.

     "Damages" means any incurred losses or liabilities, obligations, payments, costs and expenses, including interest, penalties, reasonable attorneys' fees and costs deriving therefrom, but excluding any and all internal costs.

     "Debt" means, as of the relevant date, and with respect to any Person, and without duplication: (i) the outstanding principal of and premium and/or penalties (if any) and all accrued and unpaid interest in respect of indebtedness of such Person for borrowed money; (ii) the outstanding principal of and premium and/or penalties (if any) and all accrued and unpaid interest in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (iii) all obligations of such Person in respect of letters of credit, bankers' acceptances or other similar instruments; (iv) any obligations of such Person that are required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with the accounting principles generally accepted in the United States (US GAAP); (v) all obligations of such Person with respect to the redemption, repayment or other repurchase of any capital stock which by its terms or upon the happening of any event (a) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise; (b) is convertible or exchangeable for indebtedness or other capital stock of the type described in this clause (v) or (c) is redeemable at the option of the holder thereof, in whole or in part, (vi) all Debt of other Persons secured by a lien, mortgage pledge, encumbrance or charge of any kind on any asset of such Person, whether or not such Debt is assumed by such Person; (vii) the Debt of other Persons to the extent guaranteed directly or indirectly by such Person; (viii) to the extent not otherwise included in this definition, net obligations of such Person under any foreign exchange contract, currency swap arrangement or other similar agreement and any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is a party or a beneficiary (the amount or any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time); (ix) any other indebtedness which bears interest (explicit or implicit); and (x) any other obligation or liability which under Brazilian GAAP should be classified as debt.

     "Final Order" means a judgment, order or decree of the relevant Governmental Authority that has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by Law before the Transactions may be consummated has expired (but without the requirement for the expiration of any applicable rehearing or approval period).

     "Governmental Authority" means any nation or government, foreign (in this case exclusively applicable to the Purchaser) or domestic, any state, municipal or other political subdivision thereof; and any agency or other entity exercising executive, legislative, judicial, regulatory or administrative functions of government, including Taxing Authorities, CVM, ANATEL, Brazilian Antitrust Authorities and any other Federal, State or Municipal public agency or governmental authority having jurisdiction over any of the Telemig/Amazônia Companies.

     "Holding Companies" shall have the meaning set forth in the preamble hereto.

     "Law" means applicable law and any statute, ordinance, code or other law, rule, permit, permit condition, regulation, order, decree, technical or other standard, requirement or procedure enacted, adopted, promulgated, applied or followed by any Governmental Authority, including the Telecommunication Rules and any antitrust laws.

     "Legal Proceeding" means any action, suit, claim, litigation, arbitration proceeding (including any civil, criminal, administrative or appellate proceeding), involving any court or other Governmental Authority or any arbitrator or arbitration panel.

     "Liabilities" means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Legal Proceeding or Final Order and those arising under any Contract.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, right of first refusal or right of others therein, options, warrants, calls, commitments or other agreements limiting or restricting its transfer, or encumbrance of any nature whatsoever in respect of such asset; provided, however, that any obligation to make a Tag Along Offer shall not be construed as a Lien for purpose of this Agreement.

     "Minimum Targets" means the Amazônia Minimum Targets and Telemig Minimum Targets.

     "Newtel" means Newtel Participações S.A., a publicly-traded corporation (sociedade anônima de capital aberto), organized under the laws of Brazil, headquartered in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Lauro Muller, 116, Suite 4102, enrolled in the CNPJ under no. 02.604.997/0001 -14, owner of 51% of the voting shares of Seller.

     "Net Cash" means, as of the last date of the preceding month of each relevant date, and with respect to any Person, the positive outcome of such Person's Cash less such Person's Debt, provided, however, that for the purposes of calculating the Net Cash any proceeds deriving from the materialization of any Contingent Asset shall not be taken into account for purposes of the calculation.

     "Net Debt" means, as of the last date of the preceding month of each relevant date, and with respect to any Person, the positive outcome of such Person's Debt less such Person's Cash, provided, however, that for the purposes of calculating the Net Debt any proceeds deriving from the materialization of any Contingent Asset shall not be taken into account for purposes of the calculation.

     "Operational Companies" means Telemig and Amazônia.

     "Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

     "Person" means any legal entity, general partnership, limited partnership, limited trust, business trust, Governmental Authority, cooperative, association, other entity, or individual, and the heirs, executors, administrators, legal representatives, successors, and assigns of such Person as the context may require.

     "Seller Material Adverse Effect" means (i) any actual or reasonably threatened circumstance, change in or effect on any of the Telemig/Amazônia Companies that is materially adverse to the results of operations or the financial condition of any of the Telemig/Amazônia Companies, in each case the relevant Holding Company and its Operational Company being jointly considered; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a breach of a representation, warranty, covenant or agreement that is qualified by the term "Seller Material Adverse Effect" (a) events, circumstances, changes or effects that generally affect the industries in which the Telemig/Amazônia Companies operate (including legal and regulatory changes); or (b) changes in general economic or political conditions or events, circumstances, changes or effects affecting the monetary, banking or securities markets in the United States or in the Federative Republic of Brazil, including changes in currency exchange rates; or (ii) any change, circumstance or event that hinders or delays the Seller's ability to consummate the Transactions,

     "Subscriber" means any customer of a Person, provided that the definition of Subscriber shall not include (i) prepaid customers when two hundred and forty days or more have elapsed since the customers purchased and activated, or added credit to, their last prepaid card that have not received revenue generating traffic in the last thirty (30) days; and (ii) contract customers when their payment is more than ninety days or more past due.

     "Subscription Rights" means the right of Seller to subscribe shares issued by Telemig Holding and Amazônia Holding in accordance with CVM Instruction no. 319, of December 3, 1999, and with the resolutions taken in the Extraordinary Shareholders Meeting of Telemig Holding and the Extraordinary Shareholders Meeting of Amazônia Holding, both held on December 28, 1999, as described in Schedule 3.18.

     "Tag Along Offer" means the mandatory tender offer to the holders of common stock of the Telemig/Amazônia Companies under the terms of Article 254-A of Law no. 6,404, of December 15, 1976, as amended, and pursuant to the rules established by CVM Instruction no. 361, of March 5, 2002, in light of proposed transfer of control of the Telemig/Amazônia Companies under the Transactions.

     "Target Shares" means Telemig Holding Shares plus Amazônia Holding Shares as described in Annex D and updated as a result of any of the events referred to in Section 2.2.1.

     "Tax" or "Taxes" means all federal, state, municipal, local or foreign income, profits, franchise, gross receipts, environmental, customs, duties, net worth, sales, use, goods and services, withholding, value added, ad valorem, employment, social security contributions, regulatory payments disability, occupation, pension, real property, personal property (tangible and intangible), stamp, transfer, conveyance, severance, production, excise and other taxes, withholdings, duties, levies, imposts and other similar charges and assessments (including any and all fines, penalties and additions attributable to or otherwise imposed on or with respect to any such taxes, charges, fees, levies or other assessments, and interest thereon) imposed by or on behalf of any Taxing Authority or other Governmental Authority (including interest, penalties or additions to tax in respect of the foregoing).

     "Taxing Authority" shall mean any Governmental Authority exercising any authority to impose, regulate, levy, assess or administer the imposition of any Tax.

     "Telecommunication Rules" means any and all Laws, regulations and rules currently in effect in Brazil, governing telecommunications services rendered by any of the Telemig/Amazônia Companies, including: (i) Federal Law no. 9,472/97 (the "General Telecommunications Law") and Decree no. 2,196/97 (the "Special Services Rule"); (ii) all regulations issued by the Ministry of Communications, ANATEL or any other Governmental Authority applicable to the rendering of SMP services in Brazil.

     "Telemig" means Telemig Celular S.A., a publicly-traded corporation (sociedade anônima de capital aberto), organized under the laws of Brazil, headquartered in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, enrolled in the CNPJ under no. 02.320.739/0001 -06, which provides SMP services in the State of Minas Gerais.

     "Telemig/Amazônia Companies" means collectively the Holding Companies and the Operational Companies.

     "Telemig/Amazônia Shares" shall have the meaning set forth in the preamble hereto;

     "Telemig Holding" shall have the meaning set forth in the preamble hereto.

     "Telemig Holding Shares" means Seller's total ownership interests in Telemig Holding, corresponding to 22.72% of the total capital of the company consisting of: (i) 72,581,089,368 (seventy two billion, five hundred and eighty one million, eighty nine thousand and three hundred and sixty eight) shares of common stock representing 53,90% of the voting rights and (ii) 9,699,320,342 (nine billion, six hundred and ninety nine million, three hundred and twenty thousand and three hundred and forty two) shares of preferred stock representing 4.27% of the preferred shares of the company.

     "Telemig Minimum Targets" means the figures for Telemig Holding and/or Telemig Subscribers, Telemig Twelve Month Accumulated Net Services Revenue, Net Cash or Net Debt, as applicable, provided for in Annex C.

     "Telemig Shares" means Telemig Holding's total ownership interests in Telemig corresponding to 83.25% of the capital of the company, consisting of (i) 794,764 (seven hundred and ninety four thousand and seven hundred and sixty four) shares of common stock representing 89.17% of the voting rights and (ii) 1,180,078 (one million and one hundred and eighty thousand and seventy eight) class "G" shares of preferred stock representing 79.68% of the preferred shares of the company.

     "Telemig Twelve Month Accumulated Net Service Revenue" means, as of a relevant date, the accumulated and consolidated figure of revenues obtained by Telemig Holding during the twelve prior full natural months, calculated applying the same methods and principles followed to calculate the "Service Revenue - NET" figure in the Base Financial Statements.

     "Transactions" means the purchase and sale of the Target Shares along with the assignment of the Subscription Rights as contemplated by this Agreement.

     Section 1.2. Other Terms. Other terms may be defined elsewhere in this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

     Section 1.3. Knowledge Oualifiers. References to "Seller's Knowledge" or "to the Knowledge of the Seller" or similar terms used in this Agreement mean the knowledge of the persons specified on Annex E, including such knowledge that is inherent to their respective positions and legal responsibility after due and reasonable inquiry made on the Telemig /Amazônia Companies.

     Section 1.4. Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

     (a) when a reference is made in this Agreement to an Article, Section, Annex or Schedule, such reference is to an Article or Section of, or an Annex or Schedule to, this Agreement unless otherwise indicated;

     (b) information disclosed in one of the Schedules shall be considered as being disclosed in all applicable Schedules hereto;

     (c) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

     (d) whenever the words "include" "includes" or "including" are used in this Agreement, they are deemed to be followed by the words "without limitation";

     (e) the words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

     (f) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

     (g) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

     (h) references to a Person are also to its successors and permitted assigns; and the use of "or" is not intended to be exclusive unless expressly indicated otherwise.

ARTICLE 2

PURCHASE AND SALE OF THE SHARES

     Section 2.1. Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, Seller undertakes to sell, assign, transfer and deliver to Purchaser, and Purchaser undertakes to purchase and receive from Seller, the Target Shares, free and clear of any Liens.

     Section 2.2. Purchase Price. The total purchase price for the Target Shares shall be One Billion, One Hundred and Fifty Two Million, Four Hundred and Forty Five Thousand Reais (R$1,152,445,000) (the "Purchase Price"). The Purchase Price considers the following prices for the Telemig Holding Shares and for the Amazônia Holding Shares:

     (i) The price for the Telemig Holding Shares shall be of One Billion, Thirty Eight Million, Four Hundred and Thirty Five Thousand, Six Hundred and Two Reais (R$1,038,435,602) ("Telemig Purchase Price") of which

     (a) the amount of Nine Hundred and Seventy Nine Million, Five Hundred and Fifteen Thousand, Seven Hundred and Ninety Two Reais (R$979,515,792) corresponds to the purchase price for all the common shares held by Seller in Telemig Holding, implying an approximate price of Thirteen Reais and Fifty Centavos (R$13.50) per lot of one thousand common shares held by Seller in Telemig Holding;

     (b) the amount of Fifty Eight Million, Nine Hundred and Nineteen Thousand and Eight Hundred and Ten Reais (R$58,919,810) corresponds to the purchase price for all the preferred shares held by Seller in Telemig Holding implying an approximate price of Six Reais and Seven Centavos (R$6.07) per lot of one thousand preferred shares held by Seller in Telemig Holding; and

     (ii) The price for the Amazônia Holding Shares shall be of One Hundred and Fourteen Million, Nine Thousand, Three Hundred and Ninety Eight Reais (R$114,009,398) ("Amazônia Purchase Price") of which

     (a) the amount of One Hundred and Thirteen Million, Eight Hundred and Ninety Two Thousand, Five Hundred and Eighty Seven Reais (R$113,892,587) corresponds to the purchase price for all the common shares held by Seller in Amazônia Holding implying an approximate price of One Real and Seventy Six Centavos (R$1.76) per lot of one thousand common shares held by Seller in Amazônia Holding; and

     (b) the amount of One Hundred and Sixteen Thousand, Eight Hundred and Eleven Reais (R$116,811) corresponds to the purchase price for all the preferred shares held by Seller in Amazônia Holding, implying an approximate price of Sixty Three Centavos (R$0.63) per lot of one thousand preferred shares held by Seller in Amazônia Holding.

     (iii) The Telemig Purchase Price and the Amazônia Purchase Price shall accrue the CDI Rate from the Effective Date until the Closing Date, provided that (x) in the event of increase of the Telemig Purchase Price and/or the Amazônia Purchase Price referred to in the circumstances of Section 2.3(a), the increase amount shall only accrue CDI Rate from the date of the effective receipt or use, as the case may be, by the relevant Telemig/Amazônia Company of the materialized amount or financial tax benefit of the respective Contingent Asset; (y) in the event of increase of the Telemig Purchase Price and/or the Amazônia Purchase Price referred to in the circumstances of Section 2.3(b), the increase amount shall accrue CD1 Rate from the Effective Date; and (z) in the event of decrease of the Telemig Purchase Price and/or the Amazônia Purchase Price referred to in the circumstances of Section 2.3(c), the amount of the minimum mandatory dividends shall be deducted from the Telemig Purchase Price and/or the Amazônia Purchase Price as follows: (z.a) if the minimum mandatory dividends are paid to Seller at any time before Closing, the amount so received by Seller shall be deducted, on the date of the effective payment of the minimum mandatory dividends to Seller, from the corresponding Telemig Purchase Price and/or the Amazônia Purchase Price, as such prices are accrued by the CDI Rate pursuant to the terms hereof; or (z.b) if the minimum mandatory dividends are declared (but not paid) before the Closing Date, the amount so declared and payable to Seller shall be deducted on the Closing Date from the Telemig Purchase Price and/or the Amazônia Purchase Price, as such prices are accrued by the CDI Rate pursuant to the terms hereof.

     Section 2.2.1. The Parties agree as follows:

     (a) As of the Closing Date, the Seller shall transfer to the Purchaser all but not less than all the common and preferred shares issued by each of Telemig Holding and Amazônia Holding held by the Seller at Closing.

     (b) The number of Target Shares may vary from the Effective Date until the Closing Date only in the event of (i) issuance of new shares as a result of the exercise of the Subscription Rights by Seller, (ii) split or (iii) reverse split, provided that such acts shall be approved by Purchaser in accordance with Section 5.8. Upon the occurrence of any of such events, the price per share as indicated in Section 2.2 shall be adjusted accordingly.

     (c) In any event, (i) the Telemig Shares shall represent as a minimum the percentages of voting rights, whether permanent or not, and total equity interest described in Annex D and (ii) the Amazônia Shares shall represent as a minimum the percentages of permanent voting rights and total equity interest described in Annex D.

     (d) Under no circumstance the Purchase Price, the Telemig Purchase Price and the Amazônia Purchase Price shall change as a result of the acts mentioned in paragraph (b) above.

Section 2.3. Adjustments to the Purchase Price for the Target Shares.

     (a) Upon materialization of any Contingent Asset as a consequence of a Final Order and in any event if such materialization occurs in relation to each of the Telemig/Amazônia Companies before the ANATEL Consent is obtained, the Telemig Purchase Price and/or the Amazônia Purchase Price, as the case may be, shall be increased by the amount resulting from multiplying (x) the so materialized amount of the respective Contingent Asset (net of any taxes so that any and all tax benefit - including, without limitation, a reduction in the tax base for expensing reasons - and any other recovery expenses incurred by the relevant Telemig/Amazônia Company as a consequence thereof shall be deducted from the amount of the Contingent Asset) by (y) Seller's equity interest in the relevant Telemig/Amazônia Company as at the date the relevant Contingent Asset materializes, provided that a Contingent Asset will not be considered to have materialized (and therefore shall not be considered for the purposes of adjustment of the Purchase Price) for any amounts that the Telemig/Amazônia Companies shall reimburse to any Person, or which any Person is entitled to claim. In any event, the Adjustment for the total Purchase Price for the Target Shares under this Section 2.3.(a) shall be limited to the maximum amount per Contingent Asset represented in Annex B ("Cap on Contingent Assets").

     (b) If at Closing Telemig has achieved the Telemig Minimum Targets, the Telemig Purchase Price shall be increased by the amount of Fifty Four Million, Six Hundred and Fifty Four Thousand, Five Hundred and Five Reais (R$54,654,505). If at Closing Amazônia has achieved the Amazônia Minimum Targets, the Amazônia Purchase Price shall be increased by the amount of Six Million, Four Hundred and Ninety Five Reais (R$6,000,495).

     (c) If from the Effective Date to Closing Date any of the Telemig/Amazônia Companies has declared any minimum mandatory dividends as provided for in Section 5.8(i), the Telemig Purchase Price or the Amazônia Purchase Price, as applicable, shall be accordingly reduced by the amount of dividends received or to be received by Seller.

     Section 2.4. Payment of Purchase Price. At Closing, the Purchaser shall pay the Telemig Purchase Price and Amazônia Purchase Price, including any adjustments to be made pursuant to Section 2.3 above, to the Seller by wire transfer of immediately available funds into an account designated in writing by the Seller no later than two Business Days prior to the Closing Date.

     Section 2.5. Closing. On the date on which the last condition under Section 6.1. has been satisfied or waived (to the extent that such waiver is possible), either Party shall notify the other Party of such fact and the Seller shall subsequently instruct the directors nominated by it in the Board of Directors of each of the Telemig/Amazônia Companies to call the shareholders meetings of Telemig/Amazônia Companies to take place fifteen (15) days thereafter. Upon the terms and subject to the conditions hereof, the purchase and sale of the Target Shares shall take place, respectively, on the date and simultaneously to the aforesaid shareholders meetings of each respective Telemig/Amazônia Companies, at the offices of Pinheiro Neto Advogados in São Paulo or at such other time and place as the Parties may mutually agree in writing for the Closing ("Closing Date").

     Section 2.6. Documents to be delivered and actions to be performed by the Seller.

     2.6.1 At or prior to the Closing, Seller shall deliver, or cause to be delivered, to Purchaser, or shall otherwise cause to occur, the following:

(a) a power of attorney from the Seller, substantially in the form of the draft attached hereto as Annex F, notarized by a notary duly qualified in the jurisdiction where such execution occurs, granting powers to Carlos Raimar Schoeninger and Breno Rodrigo Pacheco de Oliveira (both qualified in Annex F) to represent the Seller before the relevant Telemig/Amazônia Company and/or any financial institution that may act as depositary of the Target Shares, in order to transfer and to sign any and all documents necessary to transfer the Target Shares to the Purchaser;

     (b) the certificates of the banks responsible for the registration of the Target Shares evidencing, respectively, the ownership of the Target Shares by the Seller and that they are unencumbered;

     (c) a certificate of a duly authorized representative of the Seiler certifying that at Closing the closing conditions set forth in Sections 6.1. (with respect to the conditions applicable to the Seller) and 6.3. have been satisfied, and that Seller has obtained all corporate authorizations and Consents referred to in Sections 3,2 and 3.3. below;

     (d) the respective transfer orders (ordem de transferência de ações escriturais) of the Target Shares to the Purchaser;

     (e) the respective Assignment of Subscription Rights Agreements for each of the Subscription Rights regarding Telemig Holding Shares or Amazônia Holding Shares, as applicable, in the form and substance attached hereto as Annex G;

     (f) a certificate issued by the Seller confirming that the representations and warranties of Seller contained herein are true and correct in all material respects (except for representations and warranties that are qualified as to materiality, which shall be true and correct) as of the Closing (except that representations and warranties that are made as of a specific date) and that it has complied in all material respects with all the covenants and agreements of the Seller contained herein;

    (g) an opinion of legal counsel to Seller substantially in the form of Schedule 2.6.1.(g) hereto;

     (h) a statement from the Seller setting forth the achievement or not of the Telemig Minimum Targets and Amazônia Minimum Targets to be measured pursuant to the criteria set forth in Annex C, containing as of the last Business Day of the precedent month prior to the Closing Date: (i) the number of Subscribers for each of the Operating Companies; (ii) the Amazônia Twelve Month Accumulated Net Service Revenue and the Telemig Twelve Month Accumulated Net Service Revenue, and (iii) a statement issued by the Holding Companies, revised and confirmed by the relevant auditors in accordance with ordinary practices, representing their consolidated Net Debt or Net Cash amount for each of the Telemig Holding and Amazônia Holding;

     (i) a certificate issued by the Seller stating that from the Effective Date to the Closing Date the Telemig/Amazônia Companies have not performed any of the actions provided for in Section 3.5.1., with due regard for the provisions of Section 5.8(i);

     (j) a certificate issued by the Seller stating the total amount of minimum mandatory dividends paid to it by any of the Telemig/Amazônia Companies, if any, from the Effective Date to the Closing Date and the corresponding payment date(s);

     (k) the bank guarantee referred to in Section 8.5. below; and

     (1) the authorization letters issued by the relevant parties to agreements executed by any of the Telemig /Amazônia Companies which require consent or communication for the transfer of control.

     2.6.2. At the shareholders meetings of Telemig Holding, Telemig, Amazônia Holding and Amazônia to take place on the Closing Date simultaneously to the Closing, each of the officers and directors of each of Telemig/Amazônia designated by the Seller listed in Annex H, as amended to update the names of the members of the Board of Directors and the officers on the Closing Date, shall tender their resignation to their duties, and the Seller shall cause (and shall cause Telemig Holding and Amazônia Holding to cause during the shareholders meetings of Telemig and Amazônia respectively) the appointment of the officers and members of the Board of Directors indicated by the Purchaser in writing before the Closing Date.

     Section 2.7. Documents to be delivered by the Purchaser. At or prior to the Closing, the Purchaser shall deliver, or cause to be delivered, to Seller, or shall otherwise cause to occur, the following:

     (a) a certificate of a duly authorized representative of the Purchaser certifying that the closing conditions set forth in Sections 6.1. (with respect to the conditions applicable to the Purchaser) and 6.2. have been satisfied, and that Purchaser has obtained all corporate authorizations and Consents referred to in Sections 4.2 and 4.3. below;

     (b) the payment of the Purchase Price, including evidence of the wire transfer referred to in Section 2.4. hereof;

     (c) the respective Assignment of Subscription Rights Agreement for each of the Subscription Rights regarding Telemig Holding Shares or Amazônia Holding Shares, in the form and substance attached hereto as Annex G;

     (d) a certificate issued by the Purchaser confirming that the representations and warranties of Purchaser contained herein are true and correct in all material respects (except for representations and warranties that are qualified as to materiality, which shall be true and correct) as of the Closing (except that representations and warranties that are made as of a specific date) and that it has complied in all material respects with all the covenants and agreements of the Purchaser contained herein; and

     (e) an opinion of legal counsel to Purchaser substantially in the form of Schedule 2.7(e) hereto.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

     As of the Effective Date, Seller represents and warrants to Purchaser as follows:

     Section 3.1. Organization: Good Standing. The Telemig/Amazônia Companies are publicly-traded corporations (sociedades anônimas de capital aberto) duly organized, validly existing and in good standing under the laws of Brazil. Each of the Telemig/Amazônia Companies has all requisite corporate power and authority to own, lease and operate its properties and to carry on their businesses as presently conducted. Telemig Holding and Amazônia Holding do not hold any shares of any Person other than of Telemig and Amazônia, respectively, and Telemig and Amazônia do not control or hold any relevant number of shares of any Person.

     Section 3.2. Authorization: Enforceability. Except as disclosed in Schedule 3.2(A) hereto, the Seller has all requisite power and authority and has obtained all necessary corporate approvals to execute and deliver this Agreement and each other agreement, document or instrument or certificate contemplated by this Agreement and to consummate the Transactions, copies of which are attached to this agreement as Schedule 3.2.(B). Subject to the attainment of the corporate authorizations disclosed in Schedule 3.2(A), this Agreement has been duly executed and delivered by Seller and is a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

     Section 3.3. No Conflicts or Consents. Except as disclosed in Schedule 3.3., neither the execution, delivery and performance by Seller of this Agreement, nor the consummation of the Transactions by Seller, will (i) conflict with, or result in the breach of, any provision of the corporate documents of any of the Telemig/Amazônia Companies and/or any corporate document/agreement to which the Seller is part of and/or to which it is bound, notwithstanding the Seller not being a party thereto, and there is no corporate document/agreement that came to the Seller's Knowledge that prevents Seller from consummating the Transactions; or (ii) constitute, with or without the giving of notice or passage of time or both, a breach, violation or default by Seller or by the Telemig/Amazônia Companies, create a Lien, or give rise to any right of termination, modification, cancellation, prepayment or acceleration, under (x) any Law or license or (y) any note, bond, mortgage, indenture, lease, agreement or other instrument, in each case which is applicable to or binding upon any of the Seller and/or the Telemig/Amazônia Companies; or (iii) require any authorization of any third Person pursuant to any agreement (except for the authorizations of Schedule 3.2,(A) and Schedule 3.2(B)); or (iv) violate any Law or judicial order, except, in the case of clause (ii), (iii) or (iv) of this Section 3.3., as would not reasonably be expected, individually or in the aggregate, to have a Seller Material Adverse Effect.

Section 3.4. Capitalization.

     (a) The issued and outstanding capital stock of Telemig Holding consists of 134,660,593,179 (one hundred and thirty four billion, six hundred and sixty million, five hundred and ninety three thousand and one hundred and seventy nine) shares of common stock and 227,410,022,159 (two hundred and twenty seven billion, four hundred and ten million, twenty two thousand and one hundred and fifty nine) shares of preferred stock, of which 72,581,089,368 (seventy two billion, five hundred and eighty one million, eighty nine thousand and three hundred and sixty eight) shares of common stock and 9,699,320,342 (nine billion, six hundred and ninety nine million, three hundred and twenty thousand and three hundred and forty two) shares of preferred stock are owned by the Seller.

     (b) The issued and outstanding capital stock of Amazônia Holding consists of 124,623,841,906 (one hundred and twenty four billion, six hundred and twenty three million, eight hundred and forty one thousand and nine hundred and six) shares of common stock and 210,460,313,451 (two hundred and ten billion, four hundred and sixty million, three hundred and thirteen thousand and four hundred and fifty one) shares of preferred stock, of which 64,633,961,594 (sixty four billion, six hundred and thirty three million, nine hundred and sixty one thousand and five hundred and ninety four) shares of common stock and 185,778,351 (one hundred and eighty five million, seven hundred and seventy eight thousand and three hundred and fifty one) shares of preferred stock are owned by the Seller.

     (c) The issued and outstanding capital stock of Telemig consists of 891,241 (eight hundred and ninety one thousand and two hundred and forty one) shares of common stock, 196 (one hundred and ninety six) class "B" shares of preferred stock, 20,769 (twenty thousand and seven hundred and sixty nine) class "C" shares of preferred stock, I (one) class "D" share of preferred stock, 3,830 (three thousand and eight hundred and thirty) class "E" shares of preferred stock, 12,783 (twelve thousand and seven hundred and eighty three) class "F" shares of preferred stock and 1,443,356 (one million, four hundred and forty three thousand and three hundred and fifty six) class "0" shares of preferred stock, of which 794,764 (seven hundred and ninety four thousand and seven hundred and sixty four) shares of common stock and 1,180,078 (one million, one hundred and eighty thousand and seventy eight) class "G" shares of preferred stock are owned by Telemig Holding.

      (d) The issued and outstanding capital stock of Amazônia consists of 5,678,312,961 (five billion, six hundred and seventy eight million, three hundred and twelve thousand and nine hundred and sixty one) shares of common stock, 199,959,301 (one hundred and ninety nine million, nine hundred and fifty nine thousand and three hundred and one) class "A" shares of preferred stock, 576,153,096 (five hundred and seventy six million, one hundred and fifty three thousand and ninety six) class "B" shares of preferred stock, 42,882,395 (forty two million, eight hundred and eighty two thousand and three hundred and ninety five) class "C" shares of preferred stock, 773,921,617 (seven hundred and seventy three million, nine hundred and twenty one thousand and six hundred and seventeen) class "D" shares of preferred stock and 7,449,015,832 (seven billion, four hundred and forty nine million, fifteen thousand and eight hundred and thirty two) class "E" shares of preferred stock of which 5,098,286,969 (five billion, ninety eight million, two hundred and eighty six thousand and nine hundred and sixty nine) shares of common stock and 5,935,414,562 (five billion, nine hundred and thirty five million, four hundred and fourteen thousand and five hundred and sixty two) class "E" shares of preferred stock are owned by Amazônia Holding.

     (e) The Telemig/Amazônia Shares represent the voting rights and the economic interests set forth in Annex D, were duly authorized for issuance and are validly issued, fully paid and non-assessable. Seller is the record and beneficial owner of the Target Shares which, except as disclosed in Schedule 3.4(e), on Closing, shall be free and clear of all Liens. The Holding Companies are the record and beneficial owners of the Telemig Shares and the Amazônia Shares, which, on Closing, shall be free and clear of any and all Liens.

     (t) Except as disclosed in Schedule 3.4(1): (i) there are no existing options, warrants, calls, rights, commitments or other agreements of any character to which any of the Seller and/or the Telemig/Amazônia Companies is a party; and (ii) there are no securities of any of the Telemig/Amazônia Companies outstanding which upon conversion or exchange, requiring or which would require, as the case may be, the issuance, sale or transfer of any additional shares of capital stock or other equity securities of any of the Telemig/Amazônia Companies or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of any of the Telemig/Amazônia Companies. Except as disclosed in Schedule 3.4(f), neither any of the Telemig/Amazônia Companies nor Seller are a party to or are subject to (either directly or indirectly) any voting trust or other voting agreement with respect to any of the Telemig/Amazônia Shares or to any agreement relating to the issuance, sale, redemption, transfer or other disposition of the capital stock of any of the Telemig/Amazônia Companies.

     Section 3.5. Financial Statements. The Base Financial Statements and the Telemig/Amazônia Companies' financial statements for the fiscal-year ending December 31, 2006 (a) have been prepared in accordance with Brazilian GAAP and are in accord with the books and records of the Telemig/Amazônia Companies, and (b) fairly present, in all material respects, the financial condition and results of operations of the Telemig/Amazônia Companies as of the respective dates, except as set forth in the notes thereto.

     Section 3.5.1. Net Debt and Net Cash, The Net Debt or the Net Cash, as the case may be, of each of the Telemig/Amazônia Companies as of the June 30, 2007 was as stated in Schedule 3.5.1. The Seller represents that from March 31, 2007 until the Effective Date:

(a) the Telemig/Amazônia Companies have not paid any dividend, distribution or other return of capital other than those declared before the Base Financial Statements and duly registered, booked and accounted for therein nor will it do any of the foregoing;

(b) the Telemig/Amazônia Companies have not transferred any asset, or assumed, indemnified or incurred any liability other than in the ordinary course of business and consistently with prior practice nor will they do any of the foregoing;

(c) the Telemig/Amazônia Companies have not waived or released in favour of any Person any sum or obligation due by such Person to the Telemig/Amazônia Companies nor will they do any of the foregoing;

(d) no management charge or fee of any nature has been levied by any Person against the Telemig/Amazônia Companies, except for any charges or fees levied in respect of normal inter-company trading consistent with past practices nor will they do any of the foregoing;

(e) except as disclosed in Schedule 3.5.1.(e), there has been no payment of any nature including, without limitation, any payment under any management, service or similar fee or compensation by the Telemig/Amazônia Companies to any Person, to Seller or any of its direct or indirect shareholders, except for payments in respect of normal trading inter-company balances consistent with past practices nor will they do any of the foregoing;

(f) the Telemig/Amazônia Companies have not incurred in any new Debt or liability other than in the ordinary course of business consistent with past practices; and

(g) the Telemig/Amazônia Companies have not made or entered into any agreement or arrangement to give effect to any of the matters referred to in this Section 3.5.1. nor will it do any of the foregoing.

     Section 3.6. Absence of Undisclosed Liabilities. Except as disclosed in the Schedules hereto or in the Base Financial Statements, as of the date of the Base Financial Statements and to the Knowledge of the Seller: (i) Telemig Holding or Telemig does not have Liabilities and (ii) Amazônia Holding or Amazônia does not have Liabilities; that would be required to be disclosed in a complete set of financial statements under Brazilian GAAP (the "Material Liabilities"). Since the date of the Base Financial Statements, none of the Telemig/Amazônia Companies (x) has incurred any Material Liabilities, except for Liabilities (a) incurred under any Contracts or Permits set forth in a Schedule hereto or other Contracts or Licenses not required to be listed on a Schedule hereto, (b) otherwise permitted or disclosed herein (or in a Schedule hereto) or (c) that, individually or in the aggregate, has not had and would not reasonably be expected to have a Seller Material Adverse Effect; (y) has caused the Holding Companies or the Operational Companies to take any action contrary to the preservation of their ongoing concern value or has conduct their businesses out of the ordinary course consistent with past practices; and/or (z) has substantially increased their Net Debt (or decreased their Net Cash, as applicable) as of June 30, 2007 (Schedule 3.5.1.) or has entered into transactions out of the ordinary course of business that could cause a substantial increase in their Net Debt positions (or a substantial decrease in their Net Cash positions, as applicable), except as listed in Schedule 5.8.

Section 3.7. ANATEL Matters.

     (a) The Operational Companies validly hold the licenses, permits and authorizations set forth in Schedule 3.7(a) hereto (the "Licenses").

     (b) Except, in each case, as would not reasonably be expected, individually or in the aggregate, to have a Seller Material Adverse Effect: (i) the Operational Companies have good title in the Licenses free and clear of all Liens except for Liens imposed by the Governmental Authorities and other Permitted Liens; (ii) the Operational Companies hold, and are fully qualified in all respects to hold the Licenses and the Licenses are in full force and effect; (iii) the Operational Companies have timely requested to ANATEL the renewal of the Licenses, as per the request letters which copies are attached to this agreement as Schedule 3.7(b), and neither the Seller nor any of the Operational Companies have any reason to believe that the Licenses will not be renewed; and (iv) the Licenses constitute all of the authorizations from ANATEL, the Ministry of Communications or any other Governmental Authority necessary or required for and/or used in providing SMP services by any of the Operational Companies. As used herein, "Permitted Liens" means (i) statutory Liens for Taxes or other governmental charges not yet due and payable or that are being contested in good faith, (ii) Liens arising under worker's compensation, unemployment insurance, social security, retirement and similar legislation, (iii) other statutory Liens securing payments not yet due, (iv) purchase money Liens and Liens securing rental payments under capital lease arrangements, (v) mechanics', material men's, carriers', workers', repairers', landlords' and similar Liens, and (vi) such imperfections or irregularities of title and other Liens as do not materially affect or otherwise impair ordinary course business operations at such properties and assets as currently conducted.

     (c) Except for those listed in Schedule 3.7(c) hereto, there is not pending or, to the Knowledge of the Seller, threatened against any of the Operational Companies or the Licenses, any application, action, petition, objection or other pleading, or any proceeding with ANATEL, the Ministry of Communications or any other Governmental Authority, which: (i) questions or contests the validity of, or seeks the revocation, forfeiture, non-renewal or suspension of, any of the Licenses; (ii) seeks the imposition of any modification or amendment with respect to any of the Licenses; (iii) would adversely affect the ability of Seller to consummate the Transactions; or (iv) seeks the payment of a fine, sanction, penalty, damages or contribution in connection with the use of the Licenses.

     (d) The Telemig/Amazônia Companies are in compliance with all applicable Laws except for any non-compliance that, individually or in the aggregate, will not have a Material Adverse Effect on the Telemig/Amazônia Companies and their businesses.

     Section 3.8. Title to Assets; Condition of Assets. Except as set forth in Schedule 3.8. hereto, the Telemig/Amazônia Companies have good and valid title to the assets they purport to own, including (i) all assets reflected on the Base Financial Statements; (ii) all assets acquired since the date of the Base Financial Statements; and (iii) all other assets reflected in its books and records as being owned by them, free and clear of any Liens other than Permitted Liens.

Section 3.9. Contracts.

     (a) Except as disclosed in Schedule 3.9.(a) hereto, the Telemig/Amazônia Companies are not parties to any indenture, mortgage, guaranty, lease, license, agreement, contract or understanding, written or oral which pursuant to which any of the respective Telemig/Amazônia Companies shall receive any amounts or make any payments in excess of Five Hundred Thousand Reais (R$ 500,000) (each a "Contract"). Each Contract is valid, binding on the Telemig/Amazônia Companies and, to the Knowledge of the Seller, each other party thereto and is in full force and effect, enforceable by any of the Telemig/Amazônia Companies in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, quiebra, concurso mercantil or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles). None of the Telemig/Amazônia Companies have assigned, pledged, transferred, or otherwise disposed of or granted any Lien on its rights, titles and interests under any of the Contracts to any other Person (other than Permitted Liens), nor, to the Knowledge of Seller, have any other party to the Contracts so assigned, pledged, transferred, granted any Lien on, or otherwise disposed of any of its rights, title and interests thereunder, None of the Telemig/Amazônia Companies, to the Knowledge of Seller, nor any other party to any of the Contracts have failed to comply with or is in material breach or material default thereunder.

     (b) Except as set forth in Schedule 3.9(b) hereto, (i) no Contract includes or provides for a covenant not to compete in any geographical area or in any line of business; and (ii) no Consent from or payment to any Person is required (including employees, officers and directors of any of the Telemig/Amazônia Companies) under any Contract in connection with the consummation of the Transactions, including consents to the change of control that will result from the Transactions. The consummation of the Transactions will not cause the accelerated maturity or termination of any Contract or will adversely affect any conditions to such Contracts.

     (c) Except as set forth in Schedule 3.9(c) hereto, (i) there are no contracts between any of the Telemig/Amazônia Companies and the Seller or any of its direct or indirect shareholders or any other related parties; and (ii) there are no asserted claims of any nature, liabilities nor amounts of any nature whatsoever due and owing by any of the Telemig/Amazônia Companies to the Seller or any of its direct or indirect shareholders or to any other related parties.

     (d) Schedule 3.9(d) contains a list of all Contracts related to Debts of the Telemig/Amazônia Companies and a summary of their main terms and conditions. None of the Telemig/Amazônia Companies is in default under the terms of any Contracts related to Debt to which any of the Telemig/Amazônia Companies is a party or by which they are bound, and to the Knowledge of the Seller no other party to any such Contracts is in default under the terms thereof.

Section 3.10. Taxes and Filings.

     (a) To the Knowledge of the Seller, the Telemig/Amazônia Companies have timely filed, or caused to be filed, taking into account any valid extensions of due dates, completely and accurately, (i) all material federal, state and local tax or information returns (including estimated tax returns) required under the statutes, rules or regulations of such jurisdictions to be filed by or behalf of the Telemig/Amazônia Companies and (ii) all reports, applications, renewals, updates, extensions, or other filings required to be filed or submitted to any Governmental Authority with respect to any of the Telemig/Amazônia Companies. To the Knowledge of the Seller except for the Taxes in stage of discussion with any Governmental Authority and set forth in Schedule 3.10. hereto, no deficiency in the payment of material Taxes by any of the Telemig/Amazônia Companies for any period has been asserted in writing by any Taxing Authority and remains unsettled at the date of this Agreement.

     (b) Except for the Taxes in stage of discussion with Governmental Authorities and set forth in Schedule 3.10. hereto, the Telemig/Amathnia Companies have withheld and paid over to the appropriate Taxing Authority all material Taxes required to have been withheld and paid over in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

     Section 3.11. Litigation. Except as set forth in Schedule 3.11. hereto and to the Knowledge of the Seller, there is no Legal Proceeding now in progress or pending against any of the Telernig/Amazônia Companies, nor, to the Knowledge of Seller, does there exist any basis therefore including as a result of or that may be caused by or that may delay or impair the Transactions contemplated herein, except, in each case, Legal Proceedings that would not reasonably be expected, individually or in the aggregate, to have a Seller Material Adverse Effect. None of the Telemig/Amazônia Companies is subject to any Order, writ, injunction or decree of any court or any federal, state, municipal or other domestic or foreign Governmental Authority that would not reasonably be expected, individually or in the aggregate, to have a Seller Material Adverse Effect.

     Section 3.12. Intellectual Property. Schedule 3.12. hereto sets forth all trademarks, trade names, domain names, information and other proprietary rights and processes (collectively "Intellectual Property Rights") which the Telemig/Amazônia Companies own or have applied for registration. To the knowledge of Seller, the Telemig/Amazônia Companies owns or possesses sufficient legal rights to any of the Telemig/Amazônia Companies Intellectual Property Rights necessary for their businesses as presently conducted and as proposed to be conducted, without any known infringement of the right or others. Except as set forth in Schedule 3.12. hereto, none of the Telemig/Amazônia Companies has granted any licenses, options or other rights in any of the Telemig/Amazônia Companies Intellectual

Property Rights to any Person, and none of the Telemig/Amazônia Companies is obligated to make payments by way of royalties, fees or otherwise to any owner, licensor of, other claimant to, or party to any option, license or agreement of any kind with respect to, any Intellectual Property Rights, except, in each case, as would not reasonably be expected, individually or in the aggregate, to have a Seller Material Adverse Effect.

     Section 3.13. Books and Records. The books and records of the Telemig/Amazônia Companies accurately reflect the assets, liabilities, business, financial condition, results of operations of the Telemig/Amazônia Companies in all their material aspects and have been maintained, in all material respects, in accordance with accounting principals and standards generally accepted in Brazil and the Telemig/Amazônia Companies have not engaged in any transaction, maintained any bank account or used any funds except for transactions, bank accounts and funds, which have been and are reflected in the normally maintained books and records of the Telemig/Amazônia Companies.

Section 3.14. Employee Benefit Plans.

     (a) Except as disclosed in Schedule 3.14. hereto, none of the Telemig/Amazônia Companies has a plan, program or policy providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other material employee benefits of any kind, whether formal or informal, funded or unfunded, written or oral and whether or not legally binding, which is now or has ever been sponsored, maintained, contributed to or required to be contributed to by any of the Telemig/Amazônia Companies or pursuant to which any of the Telemig/Amazônia Companies has any liability, contingent or otherwise (each a "Benefit Plan").

     (b) None of the Telemig/Amazônia Companies currently sponsors, maintains, contributes to, nor is required to contribute to any Benefit Plan which provides, or has any liability to provide, life insurance, medical, severance or other employee welfare benefits to any current, former or retired employee, officer, consultant, independent contractor, agent or director of any of the Telemig/Amazônia Companies ("Employee") upon his or her retirement or termination of employment. None of the Telemig/Amazônia Companies has any plan or commitment, whether legally binding or not, to establish any new Benefit Plan, or to modify or terminate any Benefit Plan.

     (c) Each Benefit Plan has been established and maintained in accordance with its terms and in compliance in all material respects with all applicable Laws, statutes, Orders, rules and regulations.

     (d) Except as disclosed in Schedule 3.14. her td and except, in each case as would he not reasonably be expected, individually or in the aggregate, to have a Seller Material Adverse Effect: (i) there are no actions, proceedings, arbitrations, suits or claims pending, or to the knowledge of Seller, threatened or anticipated (other than routine claims for benefits) with respect to any Benefit Plan or employee agreement, or former executives or management team agreements; and (ii) no Employee has been hired by any of the Telemig/Amazônia Companies in violation of any restrictive covenant or any non-compete agreement with any other Person. Each Benefit Plan can be amended, terminated or otherwise discontinued without liability to any of the Telemig/Amazônia Companies, except for those liabilities resulting from the labor laws and those liabilities set forth, if any, on the underlying agreements. No liability under any Benefit Plan has been funded nor has any such obligation been satisfied with the purchase of a contract from an insurance company as to which any of the Telemig/Amazônia Companies has received notice that such insurance company is insolvent or is in rehabilitation or any similar proceeding;

     (e) The Telemig/Amazônia Companies have fully complied in all material respects with all applicable laws, regulations and agreements relating to their pension obligations, and currently all the pension obligations related to the Telemig/Amazônia Companies are fully funded.

     Section 3.15. Labor Relations, Except as disclosed in Schedule 3.15., none of the Telemig/Amazônia Companies is delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by the date hereof or amounts required to be reimbursed by them by the date hereof. The Telemig/Amazônia Companies are in compliance in all material respects with all applicable federal, state and local Laws, rules and regulations respecting employment, employment practices, labor, terms and conditions of employment and wages and hours. Except as detailed in Schedule 3.15., there are no employees of any of the Telemig/Amazônia Companies which would be entitled to severance payments in the event of dismissal or resignation beyond the minimum severance rights provided for by the Brazilian labour law.

     Section 3.16. Compliance with Laws., Permits, Except as disclosed in Schedule 3.16. hereto, (a) the Telemig/Amazônia Companies have complied in all material respects with all Laws applicable to them and their businesses other than where noncompliance would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect and (b) except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect, the Telemig/Amazônia Companies have all federal, state, local and foreign governmental permits, authorizations, approvals, licenses, certificates or consents ("Permits") necessary in the conduct of their businesses as currently conducted and to own and use their assets in the manner in which such assets are currently owned and used, such Permits are in full force and effect, and no violations have been recorded in respect of any such Permit, and no proceeding is pending or, to the Knowledge of the Seller, threatened to revoke or limit any such Permit.

     Section 3.17. Limitation of Representations and Warranties. (a) Except as set forth in this ARTICLE 3, none of the Seller, its Affiliates or any of their respective officers, directors, employees or representatives make or have made any other representation or warranty, express or implied, at law or in equity, in respect of the Seller or any of the Telemig/Amazônia Companies and (b) none of the Seller, its Affiliates or any of their respective officers, directors, employees or representatives will have or be subject to any liability or indemnification obligation to the Purchaser or to any other person resulting from the distribution to the Purchaser, its Affiliates or representatives of, or the Purchaser's use of, any information relating to the Seller or any of the Telemig/Amazônia Companies, and any information, documents or material made available to the Purchaser, whether orally or in writing, in certain "data rooms," management presentations, functional "break-out" discussions, responses to questions submitted on behalf of the Purchaser or in any other form in expectation of the Transactions, any such other representation or warranty being hereby expressly disclaimed.

     Section 3.18. Subscription Rights. Seller has good and valid rights over the Subscription Rights as described in Schedule 3.18. which are duly and correctly recorded and accrued in its financial statements in accordance with the procedures set forth in Instruction 319/99 of the CVM. To the Knowledge of the Seller, Telemig Holding and Amazônia Holding have timely complied with their obligations to issue the shares to be subscribed by Seller pursuant to the Subscription Rights and no Taxing or Governmental Authority or shareholder of Telemig Holding and/or Amazônia Holding has raised or has any reason to raise any claims or objections against the capitalization of goodwill reserves and the consequent issuance of shares for the benefit of the Seller in its capacity of beneficiary of the Subscription Rights, observing the rights of first refusal of the minority shareholders of each of the Holding Companies.

     Section 3.19. Banks and Powers-of-Attorney. Schedule 3.19. is a correct and complete list showing (i) the name of each bank in which the Telemig/Amazônia Companies have an account or safe deposit box and the names of all Persons authorized to draw on the account or to have access to the safety deposit box; and (ii) the names of all Persons holding powers-of-attorney from the Telemig/Amazônia Companies.

     Section 3.20. Entire Business. Each of the Telemig/Amazônia Companies currently either (a) owns and holds or (b) has rights to use under valid and binding leases, licenses or similar arrangements, the assets which, taken together, constitute all of the assets necessary for the Telemig/Amazônia Companies to carry on their respective businesses substantially in the same manner as they are being currently conducted.

     Section 3.21. Environmental. Except as disclosed in Schedule 3.21. , none of the Telemig/Amazônia Companies is in violation of any material environmental law or any order or requirement of any Governmental Authority to the extent pertaining to health or the environment applicable to their businesses, nor are there any conditions existing or resulting from the operation or possession of the assets of the Telemig/Amazônia Companies or the conduct of their respective businesses that may give rise to any remedial obligations under any environmental law or subject any Telemig/Amazônia Company to any material cost resulting from any environmental law. Without limiting the foregoing, there is no liability to any Person in connection with any release or threatened release of any hazardous substances, solid wastes or production wastes into the environment as a result of or with respect to the operation or possession of the assets of each Telemig/Amazônia Company or the conduct of their respective businesses.

     Section 3.22. Operational Matters. Schedule 3.22. hereto lists, (i) the amount of Telemig Twelve Month Accumulated Net Service Revenue and Amazônia Twelve Month Accumulated Net Service Revenue prior to June, 30, 2007; and (ii) the number of Subscribers as of June 30, 2007; for each of the Telemig/Amazônia Companies.

     Section 3.23. Brokers and advisors. No broker, finder, investment banker or any other advisor in Brazil, the United States or any other jurisdiction is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions contemplated by this Agreement based on arrangements as to which the Purchaser or any of the Telemig/Amazônia Companies shall be liable before or after the Closing.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

     As of the Effective Date, the Purchaser represents and warrants to the Seller as follows:

     Section 4.1. Organization: Good Standing, The Purchaser is a corporation (sociedade anônima) duly organized, validly existing and in good standing under the laws of Brazil.

     Section 4.2. Authorization., Enforceability. Except as disclosed in Section 4.3. below the Purchaser has all requisite power and authority to execute and deliver this Agreement and each other agreement, document or instrument or certificate contemplated by this Agreement and to consummate the Transactions. This Agreement has been duly executed and delivered by Purchaser and is a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

     Section 4.3. No Conflicts or Consents. Neither the execution, delivery and performance by Purchaser of this Agreement, nor the consummation of the Transactions by Purchaser, will require any authorization, other than the Consent of ANATEL and the consent of the shareholders meeting required to be held under article 256 of Law 6.404/76.

     Section 4.4. Limitations on Representations and Warranties. Except as set forth in this ARTICLE 4, none of the Purchaser, its affiliates or any of their respective officers, directors, employees or representatives make or have made any other representation or warranty, express or implied, at law or in equity and the Purchaser hereby disclaims all liabilities and responsibility for any representation, warranty, statement or information not included herein that was made, communicated or furnished (orally or in writing) to the Seller or any of its representatives (including any opinion, information, projection or advice that may have been or may be provided to the seller by any director, officer, employee, agent, consultant or representative of the Purchaser or an affiliate thereof).

     Section 4.5. Availability of Funds. The Purchaser has sufficient cash, cash resources and has available lines of financing to pay the Purchase Price, as well as to pay for the Subscription Rights Values, in the terms set forth in this Agreement.

     Section 4.6. Investigation by the Purchaser. The Purchaser has conducted its own review and analysis of the businesses, assets, condition, operations and prospects of the Telemig/Amazônia Companies based on the information provided by Seller and limited access to the premises and records made available by the Seller, as well as conducted its own independent analysis on the rights Seller holds over the Subscription Rights and Seller's ability to assign, transfer and deliver the Subscription Rights to Purchaser based on the information provided by Seller. In entering into this Agreement, the Purchaser has relied solely upon its own investigation and analysis, and the Purchaser acknowledges that, except for the representations and warranties expressly set forth in ARTICLE 3, none of the Seller or any other Person makes or shall be deemed to have made any representation or warranty, either expressed or implied, at law or in equity, by or on behalf of any Seller or the Telemig/Amazônia Companies regarding the Telemig/Amazônia Companies or the transactions contemplated hereby or as to the accuracy or completeness of any of the information provided or made available to the Purchaser or any of its Affiliates or representatives or otherwise. Without limiting the generality of the foregoing, none of the Seller, the Telemig/Amazônia Companies or any other Person has made a representation or warranty to the Purchaser with respect to (a) any projections, estimates or budgets for the Telemig/Amazônia Companies or (b) any material, documents or information relating to the Telemig/Amazônia Companies made available to the Purchaser or its Affiliates or representatives in any "data room," confidential memorandum, offering materials or otherwise, except as expressly and specifically covered by a representation or warranty set forth in ARTICLE 3.

ARTICLE 5

COVENANTS AND OTHER AGREEMENTS

     Section 5.1. Consummation of Transactions. From and after the date of this Agreement, the Parties shall cooperate and each Party shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable and consistent with applicable Laws to perform its obligations under this Agreement and to consummate the Transactions as soon as reasonably practicable, including using reasonable best efforts (i) to make any filings or submissions, or to obtain any approvals, authorizations, consents or waivers, from any third party or Governmental Authority necessary for the consummation of the Transactions, including without limitation the ANATEL Consent, (ii) to defend all Legal Proceedings challenging this Agreement or the consummation of the Transactions, and (iii) to have lifted or rescinded any Order adversely affecting the ability of the Parties to consummate the Transactions; provided that nothing contained in this Agreement shall require the Seller or the Purchaser to pay anything of value or to incur any obligation to any other Person (other than filing and similar fees to Governmental Authority in connection with foreign antitrust Laws) from which any such approvals, authorizations, consents or waivers are requested.

Section 5.2. Consents.

     (a) In furtherance and not in limitation of the covenants contained in Section 5.1., each of the Parties shall:

     (i) furnish, and cause their respective Affiliates to furnish, to the other Party all information concerning such Party and its Affiliates reasonably required to prepare and file with Governmental Authorities and other Persons, no later than eight (8) Business Days following the date hereof, all applications, notices, petitions and other documentation necessary or advisable to obtain the Consents as soon as reasonably practicable, including the Consent by ANATEL, in connection with the Transactions or with respect to compliance with Telecommunication Rules;

     (ii) keep the other Party reasonably informed, including by providing the other Party with a copy, of any communication received by such Party from, or given by such Party to, any Governmental Authority regarding the Transactions; and

     (iii) permit the other Party to review in advance any communication to be given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority in connection with the Transactions, and to the extent permitted by such Governmental Authority, give the other Party the opportunity to attend and participate in such meetings and conferences.

     (b) The Purchaser shall bear the risk and any and all consequences of non-approval or conditional approval of the Transactions by any applicable antitrust authorities.

     (c) In furtherance and not in limitation of the covenants contained in Sections 5.1., 5.2(a) and (b) if any objections are asserted with respect to the Transactions under any Laws or by any Governmental Authorities or if any Legal Proceeding is instituted or threatened, challenging the Transactions as violative of any Laws, (i) each of the Purchaser and the Seller shall use its reasonable best efforts to resolve any such objections or Legal Proceedings so as to permit consummation of the Transactions by the Closing Date, and (ii) the Purchaser and its Affiliates shall take any action which it is capable of taking to the extent necessary or required to consummate the Closing of the Transactions in the event that the Consent of ANATEL and/or the Brazilian Antitrust Authorities are(is) granted with any condition and/or imposes any obligation on the Purchaser, except if such condition or obligation imposed: (i) would adversely affect the existing businesses and/or operations of Purchaser as of the Effective Date (and any development of such businesses and/or operations in the ordinary course of business) in any region outside the area covered by Telemig's and Amazônia's operations or (ii) would restrict or limit the integration, merger or joint management of the Amazônia's businesses and/or operations with the Purchaser's existing businesses and/or operations as of the Effective Date (and any development of such businesses and/or operations in the ordinary course of business) in the area covered by Amazônia's operations, provided, however that a condition consisting on the return of an overlapping license to operate in the area covered by Amazônia's operations and its corresponding spectrum thereof within a reasonable sufficient time to migrate Subscribers before such return shall be effective, shall not be considered as a restriction or limitation to the integration, merger or joint management.

     Section 5.3. ANATEL denial or absence of Consent. In the event that this Agreement is terminated pursuant to Sections 7.1(f) or 7.1(g), in this later case only if (i) the ANATEL Consent is the only condition pending to be satisfied for Closing and (ii) Seller elects not to extend the Terminaton Date to June 30, 2008 under the conditions provided thereof, the Purchaser hereby irrevocably covenants to, within five (5) Business Days from the effectiveness of such termination, pay Seller the amount of Forty Million Reais (R$ 40,000,000). No other payments, of any nature whatsoever, will be due as a result of the Termination events mentioned above.

     Section 5.4. Certain Notices. Each Party shall notify the other Party in reasonable detail and as immediately as possible:

     (a) upon the commencement of, or the impending or threatened commencement of, or upon obtaining knowledge of any facts that would give rise to, any claim, action or proceeding brought to enjoin the consummation of the Transactions, or against or relating to the notifying Party or its properties or assets, including the Licenses, which could materially adversely affect the Transactions or its ability to perform its obligations hereunder;

     (b) upon the occurrence of, or the impending or threatened occurrence of, or upon obtaining knowledge of any facts that would give rise to, any event which could cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained in this Agreement, and shall use commercially reasonable efforts to prevent or promptly remedy such breach; and

     (c) upon the occurrence or existence of any event, condition, circumstance or state of facts known to the notifying Party, which has had or could have a material adverse effect on the Transactions or its ability to perform its obligations hereunder, or could materially adversely affect the Party's properties or assets or their use.

     Section 5.5. Confidential Information. Except as otherwise provided by law or under securities rules and regulations, or else by court determination, the Parties shall not disclose, entice or allow the disclosure of any information, except for public information, on the negotiation of the Transactions without consulting with the other Party and, in relation to the Telemig/Amazônia Companies and their business, on or before the Closing Date. Notwithstanding the foregoing, the Parties may disclose the Transactions to their direct and indirect shareholders as well as to the Parties respective directors, officers, employees, advisors and representatives on a need-to-know basis and provided that they have the necessary discretion to be informed thereof. In this case, the Parties undertake to inform their respective directors, officers, employees, advisors and representatives of the existence and provisions of this Section 5.5., and shall be held liable, in the civil and criminal spheres, for any breach of the terms and conditions hereof, by themselves or their respective directors, officers, employees, advisors and representatives.

     Section 5.6. Publicity. Neither Seller nor Purchaser shall issue any press release or public announcement concerning this Agreement or the Transactions without obtaining the prior written approval of the other Party hereto, which approval will not be unreasonably withheld or delayed, unless disclosure is otherwise required by applicable Law, provided that, to the extent required by applicable Law, the Party required to make such release shall use its commercially reasonable efforts consistent with such applicable Law to consult with the other Party with respect to the text thereof. Notwithstanding the foregoing, nothing herein shall restrict in any way at any time any Party from making any statement about this Agreement or the Transactions to the extent such statement does not contain any information other than public information.

3I

     Section 5.7. Seller Affirmative Covenants. Except as otherwise consented to in writing by Purchaser (which consent shall not be unreasonably withheld) or as otherwise contemplated by this Agreement (including Section 5.8.) or as required by applicable Law, as of the Effective Date until the Closing Date (the "Interim Period"), Seller shall cause the Telemig/Amazônia Companies to carry on their respective businesses as currently conducted and only in the ordinary course of business and endeavor its reasonable best efforts to take all reasonable actions to prevent the occurrence of any event that matterially affects or changes the rights granted by the Telemig/Amazônia Shares.

     5.7.1. Without prejudice of the above, Seller covenants and agrees that during the Interim Period it will cause each of the Telemig/Amazônia Companies to preserve their ongoing concern value and to conduct their respective businesses in a manner consistent with past practices. The Seller shall cause Telemig/Amaz6nia Companies to endeavor their reasonable best efforts in order to conduct its business in accordance with the respective budgets of such companies presented in the management presentation organized by Seller and made available by Seller in the Data Room, a copy of which is attached hereto as Schedule 5.7.1. ("Budgets"). In the event that the Closing Date has not occurred by December 31, 2007, the Seller shall provide to the Purchaser with a new budget of the Telemig/Amazônia Companies, duly prepared by the management of Telemig/Amazônia Companies, for the fiscal year of 2008 that shall be consistent with the principles and rationale of the Budget. Without prejudice to the above, the ongoing concern value of the Telemig/ Amazônia Companies shall be preserved by (but not limited to): (a) maintaining and operating its properties in a good and workmanlike manner, normal wear and tear excepted, (b) paying or causing to be paid all costs and expenses incurred in connection therewith in a timely manner in accordance with the best business practices, (c) except as otherwise required by the terms of this Agreement, keeping all material Contracts (including but not limited to government contracts, agreements, arrangements, licenses or permits and agreements related to their businesses and operations) in full force and effect, and complying in all material respects with all of the covenants contained in all such material Contracts; and (d) complying in all material respects with all applicable Laws, including, without limitation, payment (or causing payment to be made) of all Taxes for any taxable period ending on or before the Closing Date (other than Taxes not yet due or being contested in good faith for which adequate reserves have been made).

     5.7.2. The Parties agree that in order to guarantee a smooth transition of the operational and administrative directions adopted by the Seller to the Purchaser's business model, during the Transition Period they shall nominate a six-member transition committee, three (3) of which are to be appointed by the Purchaser and the remaining three (3) to be appointed by the Seller (being two of the Seller's representatives the Telemig/Amazônia Companies's employees occupying the positions of CFO and CEO) (the "Transition Committee"). The Transition Committee will be entitled to invite the top management team members for meetings that shall occur as a minimum monthly, with due regard for the schedule of the top managers and their duties towards the Telemig/Amazônia Companies, to liaise and discuss ideas and to accompany all material data and information regarding the accomplishment of the Budgets and to debate, advise and inform Purchaser of the status of the Telemig/Amazônia Companies' businesses. The Parties understand and agree that such meetings and any eventual participation will not represent or result in any responsibility or obligation to any of the Parties or their representative members of the Transition Committee, within the scope and attributions of such Transition Committee, present at the Telemig/Amazônia Companies or meeting the Telemig/Amazônia Companies management team. The Seller shall procure the delivery of any relevant information about the Telemig/Amazônia Companies requested by any member of the Transition Committee to the extent permitted by Law.

     Section 5.8. Seller Negative Covenants. Except as consented to in writing by Purchaser (which consent shall not be unreasonably withheld) or as otherwise disclosed in Schedule 5.8. or as required by applicable Law, during the Interim Period, Seller shall not and shall cause the Telemig/Amazônia Companies not to:

     (a) dismiss any key management member or create any employee benefit plans, improve the labor conditions of any administrator or employee occupying relevant position in the Telemig/Amazônia Companies, including increase compensation or fringe benefits (except for increases in salary or wages in the ordinary course of business consistent with past practice and/or in compliance with Brazilian labor laws and regulations), indemnity payments, granting of loans or others;

     (b) enter into any contracts or assume any obligations that may substantially increase the Debt (or decrease the Cash) position of the Telemig/Amazônia Companies or that are not provided for in the Budgets, except for transactions entered into in the ordinary course of business and consistent with past practice since such transactions follow standard conditions currently practiced by the Telemig/Amazônia Companies in similar transactions or that are compatible with actual market conditions;

     (c) unless when required by a Governmental Authority, amend the by-laws of any of the Telemig/Amazônia Companies;

     (d) amend, modify or terminate any Contract of the Telemig/Amazônia Companies outside the ordinary course of business;

     (e) sell, lease, pledge, hypothecate, mortgage, encumber, transfer, or otherwise dispose of or agree to sell, lease, pledge, hypothecate, mortgage, encumber, transfer, license, or otherwise dispose of any of the shares and material assets of any of the Telemig/Amazônia Companies, provided that the foregoing shall not prohibit the creation of Permitted Liens or the sale of inventory or excess or obsolete equipment, or the settlement of accounts receivable in the ordinary course of business;

     (f) enter into any contract outside the ordinary course of business or which grants any party an option or right of first refusal on any of the Telemig/Amazônia Companies' shares, material assets or contains any non-compete or non-solicitation provisions;

     (g) commence any proceeding to merge, consolidate or liquidate or dissolve any of the Telemig/Amazônia Companies and/or itself, or obligate itself to do so;

     (h) issue or redeem any securities issued by any of the Telemig/Amazônia Companies or rights to receive or subscribe securities or shares, including shares for the benefit of the Seller as beneficiary of the Subscription Rights, and perform any corporate reorganization;

     (i) declare dividends or make any payment or other distribution to the Telemig/Amazônia Companies's shareholders, except for minimum mandatory dividends provided for in Law 6,404/76; or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity interests or any securities or obligations convertible into or exchangeable for any shares of its capital stock or other equity interests;

     (j) enter into any contract in amounts exceeding Five Million Reais (R$5,000,000) otherwise commit to (i) sell, transfer, assign or dispose of the spectrum to be covered by the Licenses or any interest therein or portion thereof, or (ii) create, incur or suffer to exist any Lien on the spectrum to be covered by the Licenses or any interest therein;

     (k) commence any proceeding or file any petition in any court relating to bankruptcy, reorganization, insolvency, liquidation or relief from debtors;

     (1) settle or compromise any material litigation (whether or not commenced prior to the date hereof) or any material dispute;

     (m) accelerate or delay collection of any notes or accounts receivable in advance of or beyond their regular due dates or the dates when they would have been collected in the ordinary course of business;

     (n) delay or accelerate payment of any accrued expense, trade payable or other liability beyond or in advance of its due date or the date when such liability would have been paid in the ordinary course of business;

     (o) execute new agreements and/or renew, change or extend the validity period of any agreement with any shareholder or with Affiliates (a) in more unfavourable conditions to the Telemig/Amazônia Companies than those currently in force in similar transactions or in the agreement to be renewed/extended, changed (except if the changes are compatible with actual market conditions); or (b) if for a period higher than 12 (twelve) months;

     (p) enter into any capital leases in amounts exceeding Five Million Reais (R$5,000,000), including any sale/leaseback transactions;

     (q) grant any indemnity, bond or any other guarantee for the benefit of a third party, except in the ordinary course of business consistent with prior practice in the last 12 months;

     (r) enter into any currency, interest rate, swap or other hedging or derivative transactions or instruments for any purpose in amounts exceeding Five Million Reais (R$5,000,000), including for any speculative purpose or in relation to any Debt of a Telemig/Amazônia Company, except to the extent that any such transaction may, in the ordinary course of business, and in a manner consistent with past practice, be entered into for prudent business purposes with respect to the capital expenditure and operating expenditure requirements of the business of such Telemig/Amazônia Company (including for purposes of making scheduled payments of principal and interest in respect of any Debt with respect to which a payment becomes due and payable within one-hundred twenty (120) days of the entering into of such transaction or instrument);

     (s) change any method of accounting or accounting practice or policy by the Telemig/Amazônia Companies or any manner of keeping the books, accounts or records of the Companies;

     (t) perform any split, reserve split, combination or reclassification of the capital stock of the Telemig/Amazônia Companies or issue any shares of capital stock or securities or options, warrants, convertible or exchangeable securities or other rights to purchase or acquire any securities of the Telemig/Amazônia Companies other than the reverse split approved at the shareholders meetings held by Telemig Holding Amazônia Holding and Amazônia on July 12, 2007;

     (u) make any change in the business of the Telemig/Amazônia Companies which has or would reasonably be expected to have a Seller Material Adverse Effect;

     (v) take any action or assume any obligation, which materially adversely deviates from the Budget; and

     (x) agree to, or make any commitment to, take, or authorize, any of the actions listed under (a) to (v) above.

Section 5.9. Cooperation on Tax Matters.

     (a) During the Interim Period, Purchaser hereby covenants to analyse in good faith any structural and operational alternatives available that maximizes the economic benefit of the Purchase Price to the Seller and its direct and indirect shareholders in a way, whilst not entailing any negative financial implications to the Purchaser and/or the Telemig/Amazônia Companies proposed by Seller, provided, however, that Purchaser shall have no obligation to pursue or not any of such alternatives.

     (b) After the Closing, Seller and Purchaser will, and Purchaser will cause the Telemig/Amazônia Companies to, make available to the Purchaser or the Seller, as reasonably requested, and to any taxing authority, all information, records or documents relating to the liability for Taxes or potential liability of the Telemig/Amazônia Companies for Taxes (or imposed with respect to the income or activities of the Telemig/Amazônia Companies) for all periods prior to or including the Closing Date to the extent that such information, records or documents are within the possession of the Party being requested. Seller and Purchaser will, and Purchaser will cause the Telemig/Amazônia Companies to, provide commercially reasonable cooperation, and to cause their Affiliates to provide commercially reasonable cooperation, with regard to any qualification or filing requirements or similar requirements relating to Taxes for the purpose of minimizing such Taxes.

ARTICLE 6

CONDITIONS TO CLOSING

     Section 6.1. Closing Conditions. Each Party's obligation to consummate the Closing is subject to the satisfaction, on or prior to the Closing Date, of the following conditions:

     (a) ANATEL shall have issued its Consent regarding the transfer of control of Telemig/Amazônia Companies and such ANATEL Consent shall be in full force and effect, and shall not impose any condition and/or obligation on the Purchaser that: (i) would adversely affect the existing businesses and/or operations of Purchaser as of the Effective Date (and any development of such businesses and/or operations in the ordinary course of business) in any region outside the area covered by Telemig's and Amazônia's operations or (ii) would restrict or limit the integration, merger or joint management of the Amazônia's businesses and/or operations with the Purchaser's existing businesses and/or operations as of the Effective Date (and any development of such businesses and/or operations in the ordinary course of business) in the area covered by Amazônia's operations, provided, however that a condition consisting on the return of an overlapping license to operate in the area covered by Amazônia's operations and its corresponding spectrum thereof within a reasonable sufficient time to migrate Subscribers before such return shall be effective, shall not be considered as a restriction or limitation to the integration, merger or joint management;

     (b) no preliminary or permanent injunction or other Order, decree or ruling issued by a Governmental Authority, nor any Law promulgated or enacted by any Governmental Authority, shall be in effect that would prohibit, restrain or enjoin the consummation of the Closing ; and

     (c) all corporate authorizations of Schedule 3.2(A) and Schedule 3.2(B) hereto shall be in force and shall not be suspended by any Legal Proceeding.

     Section 6.2. Conditions to the Obligations of Seller. Seller's obligation to consummate the sale of Target Shares is subject to the satisfaction or waiver by the Seller, on or prior to the Closing Date, of each of the following conditions:

     (a) the representations and warranties of Purchaser contained herein shall be true and correct in all material respects (except for representations and warranties that are qualified as to materiality, which shall be true and correct) as of the Closing as if made on and as of the Closing Date (except that representations and warranties that are made as of a specific date need be so true and correct only as of such date).

     (b) the covenants and agreements of Purchaser to be performed under this Agreement on or prior to the Closing shall have been duly performed in all material respects.

     Section 6.3. Conditions to the Obligations of Purchaser. Purchaser's obligation to consummate the purchase of Target Shares is subject to the satisfaction or waiver by Purchaser of each of the following conditions:

     (a) the representations and warranties of the Seller contained herein shall be true and correct in all material respects (except for representations and warranties that are qualified as to materiality, which shall be true and correct) as of Closing as if made on and as of the Closing Date (except that representations and warranties that are made as of a specific date need be so true and correct only as of such date).

     (b) the shareholders of Newtel have not commenced any proceeding to merge, consolidate or liquidate or dissolve Newtel nor obligated themselves to do so.

     (c) the covenants and agreements of Seller to be performed under this Agreement on or prior to the Closing shall have been duly performed in all material respects.

     (d) from the Effective Date until the Closing Date, there shall not have occurred any event, occurrence or circumstance which could reasonably be expected to have a Seller Material Adverse Effect.

     Section 6.4. Tag Along Offer. The Purchaser hereby undertakes (1) to prepare and file with the CVM, no later than thirty (30) days following the Closing Date, an application for the execution of the Tag Along Offer, (ii) to execute and conclude the Tag Along Offer in compliance with all rules applicable to the Tag Along Offer and as soon as reasonably practicable and (iii) to bear and support all costs and comply with all obligations imposed by the CVM or other Governmental Authority.

ARTICLE 7

TERMINATION

Section 7.1. Termination. This Agreement may be terminated:

     (a) at any time by mutual written consent of Purchaser and Seller;

     (b) by Purchaser if, within sixty (60) calendar days from the Effective Date, the Seller has not obtained and delivered to the Purchaser all corporate authorizations as indicated in Schedule 3.2.(A) and Schedule 3.2(B), in full force and effect, provided that Purchaser shall notify the Seller of its decision of whether or not terminate this Agreement within thirty (30) calendar days after the expiration of the aforementioned sixty (60) calendar day period;

     (c) by either Party if any judgment, injunction, Order or decree of any court or other Governmental Authority other than ANATEL having competent jurisdiction enjoining Purchaser and Seller from consummating the Transactions is entered and such judgment, injunction or Order shall have become a Final Order prior to or on the Closing Date;

     (d) by Seller if there shall have been a breach of any representation, warranty, term, provision or condition on the part of Purchaser contained in this Agreement such that the conditions set forth in Sections 6.1 or 6.2 would not be satisfied and, in either such case, such breach is not capable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (1) 20 calendar days following notice of such breach to Purchaser and (ii) the Termination Date (as defined below);

     (e) by Purchaser if there shall have been a breach of any representation, warranty, term, provision or condition on the part of Seller contained in this Agreement such that the conditions set forth in Sections 6.1. or 6.3. would not be satisfied and, in either such case, such breach is not capable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (i) 20 calendar days following notice of such breach to the Seller and (ii) the Termination Date;

     (f) by Purchaser, if the ANATEL Consent imposes any condition and/or obligation on the Purchaser that: (i) would adversely affect the existing businesses and/or operations of Purchaser as of the Effective Date (and any development of such businesses and/or operations in the ordinary course of business) in any region outside the area covered by Telemig's and Amazônia's operations or (ii) would restrict or limit the integration, merger or joint management of the Amazônia's businesses and/or operations with the Purchaser's existing businesses and/or operations as of the Effective Date (and any development of such businesses and/or operations in the ordinary course of business) in the area covered by Amazônia's operations, provided, however that a condition consisting on the return of an overlapping license to operate in the area covered by Amazônia's operations and its corresponding spectrum thereof within a reasonable sufficient time to migrate Subscribers before such return shall be effective, shall not be considered as a restriction or limitation to the integration, merger or joint management;

     (g) by either Party if Closing has not occur by March 31, 2008 (the "Termination Date"), provided that (i) Seller shall have the right to extend such Termination Date until June 30, 2008, only if by March 31, 2008 the sole pending_condition to Closing is the ANATEL

     Consent for the transfer of control of any of Telemig/Amazônia Companies; and (ii) Purchaser shall have the right to extend such Termination Date until September 30, 2008, only if by March 31, 2008 the sole pending condition to Closing is any of the events mentioned in Section 6.1(b) and Section 6.1(c). The Seller and Purchaser, as the case may be, shall notify in writting to the other Party of its intent to extend the Termination Date on or prior to March 31, 2008;

     Section 7.2. Effect of Termination. In the event of a termination of this Agreement, neither Party shall have any liability or further obligation to the other, except that:

     (a) nothing herein will relieve a Party from liability for any prior willful breach by such Party of this Agreement; and

     (b) the provisions of this ARTICLE 7, ARTICLE 8 and ARTICLE 9 shall survive the termination of this Agreement. Whether or not Closing occurs, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses.

ARTICLE 8

INDEMNIFICATION

     Section 8.1. Seller Indemnification. Seller shall indemnify Purchaser, its representatives, managers, officers, employees, successors and permitted assigns (the "Purchaser Indemnified Parties") and hold the Purchaser Indemnified Parties harmless from and against any and all Damages based upon, attributable to or resulting from:

     (a) the failure of any representation or warranty of Seller set forth in this Agreement to be true and correct as of the dates made;

     (b) the breach of any covenant or other agreement on the part of Seller under this Agreement; and/or

     (c) any Damage resulting from a Claim (as defined below) caused to the Purchaser and/or, if there is a Closing, the Telemig/Amazônia Companies by Legal Proceedings arising from, based upon, attributable to or resulting from the signature of this Agreement or the sale of the control of the Telemig/Amazônia Companies brought by any Person that as of the Effective Date is a direct or indirect shareholder of the Seller, its successors and/or assignees.

Section 8.1.1. Purchaser shall not have any right to claim indemnification from Seller under this Agreement as a result of any Damage:

     (a) when relating to the representations contained in ARTICLE 3, if the fact, event or circumstance that has given rise to the Damage has been disclosed in a Schedule to this Agreement or disclosed on the Base Financial Statements; or

     (b) if a provision, allowance, reserve or note is made on the Base Financial Statements about this Damage; or

     (c) if Purchaser or any of the Telemig/Amazônia Companies obtain full indemnification for any Damage under any insurance policy; or

     (d) if such Damage would not have occurred were it not for violation by Purchaser, or by any of the Telemig/Amazônia Companies and, in any case after the Closing Date, of any of the respective obligations under this Agreement.

     Section 8.2. Limitations to Seller's Indemnification Obligation. Seller's obligations to indemnify the Purchaser Indemnified Parties pursuant to ARTICLE 8:

     (a) shall survive for three (3) years as from the Closing Date and shall expire at such time, except with regard to (i) representations and warranties made by the Seller under Sections 3.1 to 3.4. above that shall not expire and (ii) for any liability or other obligation of the Telemig/Amazônia Companies of tax nature that shall expire after its corresponding statute of limitation;

     (b) shall be limited to the amounts net of taxes, so that any and all tax benefit (including, without limitation, a reduction in the tax base for expensing reasons) shall be deducted from the Damages value (wherefore the value of a Damage, for all purposes of this Section 8.2. and other contractual provisions, shall be deemed to be net of taxes), provided that such benefit is not counterbalanced by a taxable income ensuing from reimbursement of the relevant Damage;

     (c) in connection with any Damages suffered by a Telemig/Amazônia Company (which, for the purposes of ARTICLE 8, will be considered as Damages suffered by the Purchaser), shall be equal to the amount resulting from multiplying (x) the amount of the respective Damage by (y) Seller's direct (or indirect in the event of Telemig and Amazônia} equity interest in the relevant Telemig/Amazônia Company as at the Closing Date;

     (d) shall be limited to Seventy Five Million Reais (R$75,000,000), except with regard to Damages arising from the inaccuracy of any of the representations and warranties made by the Seller under Sections 3.1 to 3.4. above, which shall be unlimited ("Indemnity Obligation Cap"). Upon attainment of the aforementioned cap, any obligation of Seller to indemnify the Purchaser Indemnified Parties as a result of the Transactions shall cease to exist;

     (e) shall set One hundred Thousand Reais (RS100,000) as a threshold per individual Damage (i.e., the minimum value for a Damage to qualify for indemnification); and

     (f) shall have an aggregate threshold of Ten Million Reais (R$10,000,000) (i.e., Seller's obligation to indemnify the Purchaser Indemnified Parties shall not be triggered unless and until individual Damages that exceed the individual threshold under Section 8.2(e) are, in the aggregate, in excess of such threshold, in which case Seller shall be obligated to indemnify Purchaser only for such excess amount).

     Section 8.3. Purchaser Indemnification. Purchaser shall indemnify Seller, its representatives, managers, officers, employees, successors and permitted assigns (the "Seller Indemnified Parties") and hold the Seller Indemnified Parties harmless from and against any and all Damages based upon, attributable to or resulting from:

     (a) the failure of any representation or warranty of Purchaser set forth in this Agreement to be true and correct as of the dates made; and/or

     (b) the breach of any covenant or other agreement on the part of Purchaser under this Agreement (including the failure to timely comply with its obligation as stated in Section 6.3 herein).

Section 8.4. Indemnification Procedures.

(a) In the event that any claim shall be asserted by any Person in respect of which payment may be sought under Sections 8.1 or 8.3 hereof (each, a "Claim"), the indemnified party shall reasonably and promptly cause written notice of the assertion of any Claim of which it has knowledge which is covered by this indemnity to be forwarded to the indemnifying party. The indemnifying party shall have the right, at its sole option and expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the indemnified party, and to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Damages indemnified against hereunder. If the indemnifying party elects not to defend against, negotiate, settle or otherwise deal with any Claim which relates to any Damages indemnified against hereunder or contests its obligation to indemnify the indemnified party for such Damages under this Agreement, the indemnified party may defend against, negotiate, settle or otherwise deal with such Claim. If the indemnified party defends any Claim, then the indemnifying party shall reimburse the indemnified party for the reasonable out-of-pocket expenses of defending such Claim upon submission of periodic bills. If the indemnifying party shall assume the defense of any Claim, the indemnified party may participate, at his or its own expense, in the defense of such Claim; provided, however, that such indemnified party shall be entitled to participate in any such defense with separate counsel at the expense of the indemnifying party if (i) so requested by the indemnifying party to participate or (ii) in the reasonable opinion of counsel to the indemnified party, a conflict or potential conflict exists between the indemnified party and the indemnifying party that would make such separate representation advisable; and provided, further, that the indemnifying party shall not be required to pay for more than one such counsel for all indemnified parties in connection with any Claim. The Parties hereto agree to cooperate fully with each other in connection with the defense, negotiation, or settlement of any such Claim; however, Seller, in view of their financial interests in the outcome of the Claim, may, at their discretion, exhaust all legal remedies and defense means. No indemnifying party shall agree to the terms of any compromise or settlement of any action without the prior written consent of the indemnified party unless such compromise or settlement (x) includes an unconditional release of the indemnified party from all liability arising from such action and (y) does not include a statement as to or admission of fault, culpability or failure to act by or on behalf of any indemnified party. No indemnifying party shall be required to indemnify any indemnified Party for any amount paid or payable by any indemnified party in the settlement of any action, proceeding or investigation without the written consent of indemnifying party to such settlement.

     (b) After any final judgment or award shall have been rendered by an arbitration board or administrative agency or a court of law of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the indemnified party and the indemnifying party shall have arrived at a mutually binding agreement with respect to a Claim hereunder, the indemnified party shall forward to the indemnifying party notice of any sums due and owing by the indemnifying party pursuant to this Agreement with respect to such matter.

     (c) The failure of the indemnified party to give reasonably prompt notice of any Claim shall not release, waive or otherwise affect the indemnifying party's obligations with respect thereto except to the extent that the indemnifying party can demonstrate actual loss and prejudice as a result of such failure.

     Section 8.5. Bank Guarantee. On the Closing Date, as a guarantee for the performance by the Seller of its indemnification obligations hereunder, the Seller shall provide to the Purchaser an irrevocable and unconditional on first demand guarantee to be issued in favor of Purchaser by one of the following banks Banco Bradesco S.A., Banco Itaú S.A., Banco do Brasil S.A., Banco ABN Amro S.A., Banco HSBC S.A., Banco Santander S.A, and Unitio de Banos Brasileiros S.A. — Unibanco (a "Bank Guarantee") for an amount of Seventy Five Million Reais (R$ 75,000,000) and for a period of thirteen months.

     8.5.1. On the date that is the first anniversary of the Closing Date the Seller shall substitute the Bank Guarantee for a new Bank Guarantee for an amount equal to Thirty Seven Million, Five Hundred Thousand Reais (R$37,500,000) plus any amounts claimed by the Purchaser and unpaid by the Seller, under this Agreement, with due regard for the Indemnity Obligation Cap, and which will have a validity period of thirteen (13) months.

     8.5.2. On the date that is the second anniversary of the Closing Date, the Seller shall substitute the existing Bank Guarantee for a new Bank Guarantee for an amount equal to Eighteen Million, Seven Hundred and Fifty Thousand Reais (R$18,750,000) plus any amounts claimed by the Purchaser and unpaid by the Seller, under this Agreement, with the cap of the amount of the Bank Guarantee to be substituted, and which will have a validity period of thirteen (13) months.

     8.5.3. On the date that is the third anniversary of the Closing Date, the Purchaser will release to Seller the Bank Guarantee existing at that time, unless there has been any claim from Purchaser to Seller under this Agreement which remains unsolved. In that event, the Purchaser will keep the Bank Guarantee which shall remain in force until the pending claims are solved, and which shall be substituted annually by the Seller for a new Bank Guarantee with a validity period of thirteen months and for an amount corresponding to the pending unsolved claims.

     8.5.4. If the Seller fails to substitute any Bank Guarantee for a new Bank Guarantee in accordance with the provisions of Sections 8.5.1 to 8.5.3, above, the Purchaser shall be entitled to execute the Bank Guarantee existing at that time, and the amounts received as a consequence of such execution shall be kept by Puchaser in escrow and shall be used to offset any amounts due by Seller to Purchaser under this Agreement.

ARTICLE 9

MISCELLANEOUS

     Section 9.1. Entire Agreement. This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and thereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the Parties with respect to the subject matter hereof and thereof.

     Section 9.2. Amendments and Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (in the case of an amendment) by Seller and Purchaser or (in the case of a waiver) by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

     Section 9.3. Remedies Cumulative. Except as otherwise provided herein, all rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by a Party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such Party.

     Section 9.4. Assignment. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement may not be assigned by either Party without the prior written consent of the other Party, except for any assignment by the Purchaser to any of its Affiliates, which will not require Seller's consent.

     Section 9.5. Notices. All notices or other communications hereunder shall be in writing and shall be deemed to have been duly given or made (i) upon delivery if delivered personally (by courier service or otherwise), as evidenced by written receipt or other written proof of delivery (which may be a printout of the tracking information of a courier service that made such delivery), or (ii) upon confirmation of dispatch if sent by facsimile transmission (which confirmation shall be sufficient if shown by evidence produced by the facsimile machine used for such transmission), in each case to the applicable addresses set forth below (or such other address which either Party may from time to time specify):

If to Seller:
Telpart Participações S.A.
At.: Kevin Michael Altit / Alberto Guth
Rua Laura Muller, 116, Suite 4102
Rio de Janeiro 22290-160
Tel: 55 21 3231-8200 / 55 21 2196-7200
Fax: 55 21 2262-6675 / 55 21 2196-7201

With a copy to (which shall not constitute a notice):
Pinheiro Neto Advogados
At.: Alexandre Bertoldi

Av. Rua Hungria. 1,100
Sao Paulo – SP 01455-000
Tel: 55 11 3247-8400
Fax: 55 11 3247-8600

If to Purchaser:
Vivo Participações S.A.
At.: Carlos Raimar Schoeninger (Diretor de Planejamento Financeiro e Relacoes corn Investidores)
Breno Rodrigo Pacheco de Oliveira (Secretdrio Geral e Diretor Juridico)
Av. Roque Petroni Junior, 1464
Sao Paulo – SP 04707-000
Tel: 55 11 7420-1179
Fax: 55 11 7420-2283

With a copy to (which shall not constitute a notice):
Machado, Meyer, Sendacz e Opice Advogados
At.: Moshe Sendacz / Adriana Paths Romano
Av. Brigadeiro Faria Lima, 3144, 11° andar
Sao Paulo – SP 01451-000
Tel: 55 11 3150-7060
Fax: 55 11 3150-7071

     Section 9.6. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Brazil.

     Section 9.7. Arbitration. All disputes arising out of or in connection with the present contract shall be submitted to binding arbitration pursuant to the provisions of this Section and under the Rules of Conciliation and Arbitration of the International Chamber of Commerce (the "ICC"). The arbitration shall be conducted in Sao Paulo, Brazil, or another location mutually agreeable to Purchaser and Seller. The arbitration shall be conducted in English. The arbitration shall be conducted before a panel of three arbitrators appointed in accordance with the Rules of Conciliation and Arbitration of the ICC. Each of the Parties shall bear its own costs with the arbitration, except if otherwise determined by the arbitration panel in accordance with the Rules of Conciliation and Arbitration of the ICC.

     Section 9.8. Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, the Parties shall bear their respective expenses (including all compensation and expenses of counsel, financial advisors, consultants, actuaries and independent accountants) incurred in connection with this Agreement and the Transactions. It is agreed, however, that the fees charged by ANATEL and by the Brazilian Antitrust Authorities shall be borne solely by the Purchaser.

     Section 9.9. Invalidity. In the event that any of the provisions contained in this Agreement or in any other instrument referred to herein, shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or such other instrument and such provision will be ineffective only to the extent of such invalidity, illegality or unenforceability, unless the consummation of the Transactions is impaired thereby.

     Section 9.10. Execution. This Agreement shall be executed and delivered in two (2) original copies of equal form and content, in the presence of the witnesses indicated below.

     Section 9.11. Headings. The headings of the Articles and Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

     Section 9.12. Language. This Agreement is being executed by the Parties exclusively in the English language, which shall prevail in relation to any translations thereof that may be made for any purposes whatsoever.

[SIGNATURE PAGE FOLLOWS]

List of Annexes and Schedules

Annex A – Base Financial Statement
Annex B - Contingent Assets
Annex C – Minimum Targets
Annex D – Telemig/Amazônia Shares
Annex E - Knowledgeable individuals
Annex F – Form of Seller's Power of Attorney
Annex G - Form of Assignment of Subscription Rights Agreements
Annex H - Resignations List of Officers and Directors of each Telemig/Amazônia Companies elected directly or indirectly by the Seller
Schedule 2.6.1(g) -- Opinion of legal counsel to Seller
Schedule 2.7(e)– Opinion of legal counsel to Purchaser
Schedule 3.2(A) – Pending Seller's Corporate Authorizations
Schedule 3.2(B) – Copies of Seller's Corporate Authorizations
Schedule 3.3 - Conflicts or Consents
Schedule 3.4(e) - Liens on the Target Shares
Schedule 3.4(f) - Options, Securities and Shareholders' Agreements
Schedule 3.5.1 – Net Debt and Net Cash
Schedule 3.5.1(e) – Payments to related parties and managers
Schedule 3.7(a) - Licenses
Schedule 3.7(b) – Requests for the renewal of the Licenses
Schedule 3.7(c) -Threats to the Licenses
Schedule 3.8 -Title to Assets; Condition of Assets
Schedule 3.9(a) - Contracts
Schedule 3.9(b) - Third-Party Consents
Schedule 3.9(c) – Contracts/Liabilities with Direct or Indirect Shareholders and Related Parties
Schedule 3.9(d) – Debt Related Agreements
Schedule 3.10 - Taxes and Filings
Schedule 3.11 - Litigation
Schedule 3.12 - Intellectual Property
Schedule 3.14 - Employee Benefit Plans
Schedule 3.15 - Overdue Labor obligations
Schedule 3.16 - Non-compliance with Laws; Pending permits
Schedule 3.18 – Subscription Rights
Schedule 3.19 – Banks and Power-of-Attorney
Schedule 3.21 - Environmental
Schedule 3.22 – Operational Matters

Schedule 5.7.1 — Budget
Schedule 5.8 - Exceptions to Seller's Negative Covenants